# Swingman Thoroughbred

Technology Sports Thoroughbred Investing Horse Race

## Join the thrill of thoroughbred ownership

SPORTBLX.COM/OFFERINGS/SWINGMAN-THOROUGHBRED NEW YORK NEW YORK



*Swingman Thoroughbred Corp endeavors to revolutionize the industry and give fans the opportunity to experience the thrill of racehorse ownership, an opportunity that has been unavailable to the general public.*

**George Hall**

### Why you may want to support us...

1. Swingman has strong pedigree on both sides of his family.
2. Swingman is a two year old today. Investors have an opportunity to invest in a young racehorse as he embarks on his racing career and experience the highs and lows of thoroughbred ownership.
3. Owners of 5% of Swingman Thoroughbred Corp. will have a right to first offer on a sale of Swingman in the future.
4. Investors will have access to unique content on the Sportblx.com website.

### Why investors ❤ us

*For someone like myself who loves all things horse racing this is an opportunity to get involved with an investment at an entry level monetary value. I think the opportunity to invest in not only the racing aspect but also breeding is a major draw. Especially during these times where a large amount of racetracks are still not allowing fans Swingman Corp. keeps the information flowing with zoom calls that include trainers and owners. Any true horse fan would love to be able to here the thoughts directly from trainers and owners as well as the opportunity to ask their own questions.*

*Bill Brannagan*

**William Branngan** Presient WJ Brannagan Plumbing & Heating Inc.

LEAD INVESTOR INVESTING $1,000 THIS ROUND

## The founder

MAJOR ACCOMPLISHMENTS



### George Hall

in

## In the news



### Promising Second-Crop Sires Everywhere You Look

It's taken Gainesway Farm's three-time leading sire a good while to establish himself as a sire of sires, but it's all happening now with four sons among the top 16 North American second-crop sires by cumulative

September 18, 2020 @ bloodhorse.com

M
Medium

### Swingman Workout Updates

August 27, 2020: Swingman worked four furlongs in 51.00 at Churchill Downs. August 21, 2020: Swingman worked four furlongs in 50.20 at Churchill Downs. August 8, 2020: Swingman worked three furlongs in

August 28, 2020 @ medium.com



### Constitution, Tonalist Lead Second-Crop Sires Into The Summer - Horse Racing News | Paulick Report

No one could have predicted at the beginning of the year what the 3-year-old racing calendar would have looked like at this point in 2020, and even though much of the schedule was decimated by the COVID-19

May 26, 2020 @ paulickreport.com



### Under the Radar: Tonalist

Today, we begin a series where we ask agents and others who book a lot of mares for their clients which sires might be flying slightly under the radar in this breeding season. Who might be getting overlooked in

January 8, 2019 @ thoroughbreddailynews.com

## Downloads

- Swingman Teaser v1.pdf
- Certificate of Incorporation Amended 2 .pdf
- Swingman Thoroughbred Corp By-Laws 2 .pdf
- Valuation memo 092220.pdf

# OWN AN UP-AND-COMING RACEHORSE

The corporation will purchase an equity interest in **Swingman**, a homebred two-year-old Tonalist colt. Tonalist is a four-time Grade 1 winner and leading son of Champion sire Tapit. Swingman is preparing to head to the racetrack in late September. We believe he has the potential to compete in lucrative races throughout his career. If Swingman is able to win a Grade 1 stakes race, his pedigree merits consideration as a stallion prospect as well. Ownership in Swingman Thoroughbred Corp. gives investors a shot at being part of the **Thoroughbred Racing** experience.

The company capital raise is being done at **$100 per share** with a minimum purchase of two shares.


SWINGMAN

Highlights

Swingman is a two-year-old Tonalist colt. Tonalist is a four-time Grade 1 winner and leading son of Champion sire Tapit. The G1 Belmont winner ran triple digit Beyers in 11 graded stakes starts, including the Cigar Mile (G1) and in repeat wins in the Jockey Club Gold Cup (G1). Tonalist's yearling colts average $60,375 at auction in 2019.

By TONALIST (2011), black type winner of 7 races, $3,647,000, Belmont S. [G1], Jockey Club Gold Cup S. [G1] twice, Cigar Mile H. [G1], Peter Pan S. [G2], Westchester S. [G3], 2nd Metropolitan H. [G1], Jim Dandy S. [G2], Suburban H. [G2], 3rd Travers S. [G1], Whitney S. [G1]. Son of Tapit [G1], leading sire 3 times. His first foals are 2-year-olds of 2019.

1st dam

ETERNAL GRACE (f. by Gilded Time). Winner at 2 and 3, $71,200, 2nd Sorority S. [L] (MTH, $20,000). Dam of 4 foals, all winners-- BYE BYE BERNIE (g. by Bernstein). 4 wins, $213,503 in N.A./U.S., 2nd 96ROCK S. (TP, $9,500), 3rd Kentucky Downs Turf Dash S. [L] (KD, $29,500); winner at 5, $210,250 in Canada, Nearctic S. [G2] (WO, $180,000), 3rd Connaught Cup S. [G2] (WO, $22,000). Total: $376,149. Joe Franklin (c. by Bernstein). 6 wins, 2 to 5, 2017, $229,952, 2nd Fred Cappy Capossela S. (AQU, $20,000), 3rd Jersey Shore S. [G3] (MTH, $10,000). Little Dipper (f. by Eskendereya). Winner at 2, 2017, $39,600, 2nd Sorority S. (MTH, $12,000), 3rd Colleen S. (MTH, $6,000). Smoldering Beauty. 3 wins, $108,020. Dam of Sitting Bull (c. by Artie Schiller) at 2, 2017, $26,438, 3rd Sunday Silence S., LAD, $6,600.

| | | | |
|---|---|---|---|
| SWINGMAN | Tonalist | Tapit | Pulpit |
| | | | Tap Your Heels |
| | | Settling Mist | Pleasant Colony |
| | | | Toll Fee |
| | Eternal Grace | Gilded Time | Timeless Moment |
| | | | Gilded Lily |
| | | One Fit Lady | Fit to Fight |
| | | | Elgin Lady |

6

### HOW IT WORKS

Money raised from this offering will be used to purchase an interest in Swingman for racing and breeding and pay expenses arising from the training, care, and other typical expenses necessary to manage a horse. If applicable, the remaining offering proceeds will be used to build the company's cash reserves. The company will earn money through race winnings, breeding rights, and a potential sale of the horse. Shareholders will own equity interests in the company and benefit from its accrued earnings.


15

**Invest today and join the thoroughbred ownership experience!**

# Investor Q&A

– COLLAPSE ALL

### What does your company do?

Swingman Thoroughbred Corp's goal is to bring the thrill of thoroughbred to the everyday person. We're an early stage company that will acquire an ownership interest in Swingman (the "Horse"), a two-year old colt out of Eternal Grace by Tonalist. The Company will manage the ownership of the Horse, and make decisions on the choice of trainer, races, breeding opportunities, potential stud services and eventual sale of the horse. The Company is operated by K&G Stables LLC ("K&G").

### Where will your company be in 5 years?

We would like the company to bring new owners into the sport. Our farm has produced Max Player, who recently finished third place in the Belmont Stakes and the Travers Stakes, and has helped our farm gain significant traction in the racing industry. We want fans and investors to enjoy the entirety of Swingman's career, from his first race to his career as a stallion.

### Why did you choose this idea?

Swingman Thoroughbred Corp endeavors to revolutionize the industry and give fans the opportunity to experience the thrill of racehorse ownership, an opportunity that has been unavailable to the general public.

### What is SportBLX?

SportBLX is a web-based portal that allows fans and investors all over the world to own shares of unique assets in sports. Our goal at SportBLX is to deliver a robust marketplace for all fan tastes and investment strategies.

### What is the difference between SportBLX and Swingman Thoroughbred Corp?

SportBLX is a web-based portal that allows fans and investors to own unique assets in sports. Swingman Thoroughbred Corp is a company which will acquire an ownership interest in Swingman and is selling shares through SportBLX and Wefunder.

### Does the horse have a race history?

Swingman has yet to run a race, but he is scheduled to begin his racing career in September 2020.

### What is special about Swingman?

We believe Swingman will be a fine racehorse. Early indications from his trainer, Kenny McPeek, are that he has shown a lot of potential galloping and breezing in his workouts. Swingman is preparing to head to the racetrack in late September or early October. We believe he has the potential to compete in lucrative races throughout his career. If Swingman is able to win a Grade 1 stakes race, his pedigree merits consideration as a stallion prospect as well.

### How are you different than horse racing syndicates?

Our goal is to bring the thrill of thoroughbred ownership to more people around the world. Unlike other syndicate models, there is no markup from the syndicate manager at the time of the offering.

### Do investors have special access to races or other events?

Investors will have access to unique content on the SportBLX site and be eligible for unique on-track and farm experiences.

### How will I make money?

The company will own an interest in Swingman and, thus, earn its pro rata share from Swingman's race winnings, breeding rights, and any potential sale of Swingman less its pro rata share of expenses. If Swingman does well on the racetrack, earnings will be higher and Swingman will run in marquee races with high purses. If Swingman does extremely well on the racetrack, he may become a stallion prospect, in which case he will generate revenues from breeding, and his potential value in a disposition would increase. Shareholders will own equity interests in the company and benefit from its accrued earnings. The asset produces earnings and has operations. As a shareholder of the asset the company is entitled to its earnings and its proceeds in a disposition.

### What am I investing in?

Investors are purchasing an equity interest in a company that will acquire an interest in the racehorse Swingman. Money raised from this offering will be used to purchase interests in Swingman and pay its pro rata share of expenses arising from the training, care, and other typical expenses necessary to manage a horse. Investors are entitled to a share of revenue from racing, breeding, and all other sources of revenue generated by Swingman by virtue of its equity ownership in Swingman.

### What if I'm an accredited investor and want to invest more than is allowed through crowdfunding?

Swingman Thoroughbred Corp also has a Reg D offering for the company that is open for accredited investors at https://sportblx.com/offerings/swingman-thoroughbred/ .

### What level of liquidity will your shares hold? Can I sell my shares?

The board of directors can elect to pay dividends to its shareholders from purse winnings or sales. If you execute an accredited investor transaction, secondary transactions will be available in one year. If you are a non-accredited investor, we will attempt to make a market in the shares in the future. Shares are restricted from transfer for a period of time under applicable federal securities laws. The Securities Act and the rules of the SEC provide in substance that shareholders may dispose of the shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The company has no obligation or intention to register any of the shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the shares become freely transferable, a secondary market in the shares may not develop. The company advises that shareholders should understand that they bear the economic risks of the investment in the shares for an indefinite period of time.

### How is the value of Company determined for the offering?

An appraisal memorandum is set forth as an attachment on the site.

### What is the minimum? And any additional fees?

The minimum investment is $200 at $100 per share. Besides Wefunder's customary fees, there are no additional fees at closing. The Company's directors and officers are not compensated today. Instead, K&G Stables LLC (an affiliate entity) will provide management and administration services to the company for a fee of 10% of assets under management and a performance fee of 20% pursuant to a master services agreement. The offering amount is the post-money valuation of the company after the closing of the offering.

**Does my account login for Wefunder also work on the SportBLX platform?**

No, you will need to create a new and separate account on SportBLX.com.

**I've invested in Swingman Thoroughbred through Wefunder, will my shares appear in my portfolio on SportBLX.com?**

For now you will only see your shares on the Wefunder site. We will be pulling in positions from Wefunder onto SportBLX.com in the near future and will notify you when that occurs.

**Are there any purchase rights for stallion prospectors?**

Swingman has reputable pedigrees on both sides of his family. Owners of 5% of the corporation will have a right of first offer in a sale of any of the horses. Please see the attached Bylaws for more disclosure.

**Will there be any ongoing costs?**

From a shareholder's perspective, there will not be any additional costs. However, Swingman Thoroughbred Corp will continue to pay expenses arising from the training, care, and other typical expenses necessary to manage a horse.

**If the equity is tied to the horse, what happens when the horse retires? How many more years would be the projected retirement of the horses up for equity?**

The typical horse runs to about 5 years of age. Swingman is 2 years old, and upon completion of his racing career, if the horse has done well, it can be sold to a breeder.

**If Swingman is sold to a breeding operation as a breeding stallion, will small shareholders partake in the revenue of such sale?**

If Swingman is sold or his breeding rights are sold, shareholders will benefit from the proceeds by virtue of their equity ownership in the Company.

**What is your team's experience in the industry?**

George Hall is the Executive Chairman and co-founder of Sport-BLX, Inc., a financial technology company, and the CEO and founder of Clinton Group, Inc., an investment firm founded in 1991. In 2004, Mr. Hall bought four yearlings for a combined $180,000 and two became stakes winners, including Fagan's Legacy, named for George's grandfather. Since then, he has owned, bred and raced horses and won the 2011 Belmont Stakes at the very track where he was introduced to the game as a child by his grandfather.

**What are your revenue goals for 2020 and 2021 respectively? When do you expect to reach profitability?**

Revenues for horse racing are difficult to predict. Revenues are realized from purse winnings from races and sales of bloodstock. Our costs are limited, so we should achieve profitability with revenue realization. However, horse racing is a risky endeavor, and revenues are not predictable. If you would like to speak further, please reach out to support@sportblx.com to schedule a conference call.

**How will the proceeds be used?**

Money raised from this offering will be used to purchase an interest in Swingman for racing and pay expenses arising from the training, care, and other typical expenses necessary to manage a horse. If applicable, the remaining offering proceeds will be used to build the company's cash reserves. The company will earn money through race winnings, breeding rights, and a potential sale of the horse. Shareholders will own equity interests in the company and benefit from its accrued earnings.

**Moving forward, we will get updates on when Swingman races in the future?**

Yes, you will. We will continue to post updates to this site and also to https://sportblx.com/offerings/swingman-thoroughbred/.